Exhibit 99.1

China Yuchai International Subsidiary Adopts Equity Incentive Plan

Singapore, May 19, 2026 – China Yuchai International Limited (NYSE: CYD), one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited (“Yuchai”), today announced that its newly-incorporated subsidiary, Guangxi Yuchai Intelligent Manufacturing Technology Co., Ltd. (“Yuchai IMT”), has implemented a share scheme, being the “Equity Incentive Plan of Yuchai IMT” (the “Scheme”).

Yuchai IMT was incorporated in May 2026 with a registered capital of RMB 20 million of which RMB 18.4 million representing 92% of the registered capital of Yuchai IMT is to be paid up by Yuchai. The principal activity of Yuchai IMT is to integrate and digitalise Yuchai’s existing equipment manufacturing businesses.

Participants of the Scheme are to contribute the remaining amount of the registered capital of RMB 1.6 million at a subscription price of RMB 1 per RMB 1 registered capital in consideration for approximately 8% of the registered capital of Yuchai IMT (the “Yuchai IMT Interest”), on and subject to the terms and conditions of the scheme documents. The Yuchai IMT Interest is held by a separate limited liability partnership vehicle which is established by the participants of the Scheme. The participants in turn hold direct interests in such partnership vehicle in accordance with the terms and conditions of the Scheme (including various lock-up restrictions as specified under the Scheme).

The Scheme aims to align employee interests with the long-term growth of Yuchai IMT, incentivizing sustained performance and fostering a culture of dedication and institutional loyalty.

About China Yuchai International

China Yuchai International, through its principal operating subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), is one of the leading powertrain solutions manufacturers in China. Founded in 1951, Yuchai maintains a reputable brand name, a strong research and development team, and a significant market share in China. Yuchai specializes in the design, manufacture, and sale of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. It delivers a comprehensive portfolio of powertrain solutions, spanning traditional diesel and natural gas engines to alternate fuels and new energy products, including pure electric, range extenders, hybrid, and fuel cell systems. Through an extensive network of regional sales offices and authorized customer service centers, Yuchai distributes engines directly to auto OEMs and distributors while providing after-sales services across China and globally. In 2025, Yuchai sold 461,309 engines and reported total revenue of RMB 24.6 billion. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements, including, but not limited to, statements concerning China Yuchai International’s and the joint venture’s operations, financial performance and condition, are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai International cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China, including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai International specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com